EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Our ratios of earnings to fixed charges (1) and earnings to fixed charges and preferred stock dividends for the three months ended March 31, 2016 and each of the years ended December 31, 2015, 2014, 2013, 2012, and 2011 were as follows:

	Three Months Ended March 31,	Year Ended December 31,
(In Thousands, Except Ratios)	2016	2015	2014	2013	2012	2011
Net income before provision for income taxes	$12,091	$91,742	$101,313	$184,194	$133,060	$25,238
Interest expense on asset-backed securities	4,282	21,469	31,227	39,716	101,732	88,433
Interest expense on long-term debt	12,971	43,842	30,246	23,819	9,583	9,514
Earnings available to cover fixed charges	$29,344	$157,053	$162,786	$247,729	$244,375	$123,185

Fixed charges:
Interest expense on asset-backed securities	$4,282	$21,469	$31,227	$39,716	$101,732	$88,433
Interest expense on long-term debt	12,971	43,842	30,246	23,819	9,583	9,514
Total fixed charges	$17,253	$65,311	$61,473	$63,535	$111,315	$97,947

Ratio of earnings to fixed charges	1.70	2.40	2.65	3.90	2.20	1.26
Ratio of earnings to fixed charges and preferred stock dividends (2)	1.70	2.40	2.65	3.90	2.20	1.26

(1)	The ratio of earnings to fixed charges represents the number of times “fixed charges” are covered by “earnings.” “Fixed charges” consist of interest on outstanding asset backed securities issued and debt and amortization of debt discount and expense. The proportion deemed representative of the interest factor of operating lease expense has not been deducted as the total operating lease expense in itself was de minimis and did not affect the ratios in a material way. “Earnings” consist of consolidated income before income taxes and fixed charges.

(2)	No preferred stock was outstanding during any period presented.